Exhibit 12.1

SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended	Year Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011 (1)
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$63,733	$75,419	$105,983	$92,662	$65,896	$68,943
Fixed charges	41,193	73,885	12,974	13,763	7,565	-
Adjusted earnings	$104,926	$149,304	$118,957	$106,425	$73,461	$68,943

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$41,193	$73,885	$12,974	$13,763	$7,565	$-

Ratio of Earnings to Fixed Charges (1)	2.5x	2.0x	9.2x	7.7x	9.7x	-

(1)	There is no ratio for the year ended December 31, 2011 because there were no fixed charges attributable to us for that year.